File.No. 82-1264

BRIDGESTONE

BRIDGESTONE CORPORATION
10-1, KYOBASHI 1-CHOME, CHUO-KU
TOKYO 104-8340, JAPAN
Fax : 81-3-3563-6907

May 02, 2005

Office of International Corporate Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs,

We have made public on May 02, 2005, the following messages.

- Notice Concerning Stock Options (Stock Acquisition Rights)

In accordance with the Rule 12g 3-2(b), we herewith enclose above documents.

Sincerely,

Michihiro Suzuki
Treasurer
General Manager, Investor Relations
Bridgestone Corporation

dlw 5/12

BRIDGESTONE

NEWS RELEASE
NEWS RELEASE
NEWS RELEASE

FOR IMMEDIATE RELEASE
Contact: Media Center
(81-3) 3563-6811

BRIDGESTONE CORPORATION
Public Relations
10-1,Kyobashi 1-chome,Chuo-ku,Tokyo 104-8340 Japan
Phone : (03)3563-6811
Fax : (03)3567-4615

Notice Concerning Stock Options (Stock Acquisition Rights)

Tokyo (May 2, 2005)— Bridgestone Corporation (the "Company") announced today that, upon the approval at its Board of Directors meeting of March 30, 2005, the amount to be paid upon the exercise of the stock acquisition rights and other details were decided as follows.

1. Date of issue of stock acquisition rights

   May 2, 2005

2. Number of stock acquisition rights to be issued

   258 lots

3. Number and class of shares subject to stock acquisition rights

   258,000 shares of common stock, in lots of 1,000 shares

4. Price for the exercise of stock acquisition rights

   2,114,000 yen per lot (2,114 yen per share)

5. Total value of the Company's shares to be issued or transferred on exercise of stock acquisition rights

   545,412,000 yen

6. Amount of any common stock of the Company issued for stock acquisition rights to be included in the "common stock" component of shareholders' equity

   1,057 yen per share

Additional Information

1. Date of the meeting where the board of directors adopted the agendum for presentation to the general shareholders' meeting

   February 18, 2005

2. Date of approval of the agendum at the general shareholders' meeting

   March 30, 2005

3. Period for the exercise of stock acquisition rights

   April 1, 2007 to March 31, 2012